Exhibit 99.2

JIADE LIMITED
18/F, BLOCK D, HUIRONG PLAZA
NO. 88, SECTION 3, JINHUA ROAD
JINJIANG DISTRICT, CHENGDU

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** **or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/JDZG2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V96639-P53176 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

JIADE LIMITED

The Board of Directors recommends you vote FOR the following proposals:

1. Election of Directors

Nominees:	For	Against	Abstain
1a. Yuan Li	O	O	O
1b. Xiaohui Li	O	O	O
1c. Shuang Qiu	O	O	O
1d. Yi Chen	O	O	O
1e. Shang Wu	O	O	O

	For	Against	Abstain
2. To approve, by ordinary resolution, that the re-appointment of Enrome LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2026 be approved, ratified and confirmed (the "***Auditor Appointment***").	O	O	O
3. To approve, by ordinary resolution, the Share Consolidation (see Proxy Notice and Proxy Statement for details).	O	O	O
4. To approve, by special resolution, the Change of Authorized Share Capital (see Proxy Notice and Proxy Statement for details).	O	O	O
5. To approve, by special resolution, the Adoption of the Third M&A (see Proxy Notice and Proxy Statement for details).	O	O	O

This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V96640-P53176 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF JIADE LIMITED FOR THE 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 4, 2026 The undersigned shareholder of JIADE Limited, a Cayman Islands company (the "Company"), hereby acknowledges receipt of the Notice of 2026 Annual General Meeting of shareholders (the "Meeting") and the Proxy Statement, each dated April 21, 2026, and hereby appoints of or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 9:30 a.m. Eastern Time, on May 4, 2026, 18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road, Jinjiang District, Chengdu City, Sichuan Province, China and virtually at www.virtualshareholdermeeting.com/JDZG2026, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign. Please date, sign, and mail this proxy card back as soon as possible. Continued and to be signed on reverse side